Exhibit 99.1

Triple Flag Announces Time Change of Q2 2023 Results Call

TORONTO--(BUSINESS WIRE)--July 20, 2023--Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announces that its Q2 2023 conference call and webcast will now start at 11:00 a.m. ET on August 9, 2023. All conference call dial-in phone numbers and webcast links remain the same as in the July 11, 2023 news release.

Conference Call Details

Triple Flag will release its Q2 2023 results on Tuesday, August 8, 2023, after market close. A conference call and live webcast presentation will be held the following day, August 9, 2023, starting at 11:00 a.m. ET (8:00 a.m. PT) to discuss these results. The live webcast can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. An archived version of the webcast will be available on the website for two weeks following the webcast.

Live Webcast:	https://events.q4inc.com/attendee/816200992
Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 330-2384 International: +1 (647) 800-3739 Conference ID: 4548984
Replay (Until August 23):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199 Conference ID: 4548984

About Triple Flag

Triple Flag is a pure play, gold‐focused, emerging senior streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 229 assets, including 15 streams and 214 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 29 producing mines and 200 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contacts

Investor Relations:
James Dendle
Senior Vice President, Corporate Development
Tel: +1 (416) 304-9770
Email: ir@tripleflagpm.com

Media:
Gordon Poole, Camarco
Tel: +44 (0) 7730 567 938
Email: tripleflag@camarco.co.uk